Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ironSource Ltd.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

M5R75Y101

(CUSIP Number)

November 7, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5R75Y101	Schedule 13G	Page 1 of 15

1	Names of Reporting Person CVC Capital Partners VII Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person CO

CUSIP No. M5R75Y101	Schedule 13G	Page 2 of 15

1	Names of Reporting Person CVC Capital Partners VII Associates L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. M5R75Y101	Schedule 13G	Page 3 of 15

1	Names of Reporting Person CVC Capital Partners Investment Europe VII L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. M5R75Y101	Schedule 13G	Page 4 of 15

1	Names of Reporting Person CVC Capital Partners VII (A), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. M5R75Y101	Schedule 13G	Page 5 of 15

1	Names of Reporting Person CVC Growth Partners GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person CO

CUSIP No. M5R75Y101	Schedule 13G	Page 6 of 15

1	Names of Reporting Person CVC Growth Partners Associates L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. M5R75Y101	Schedule 13G	Page 7 of 15

1	Names of Reporting Person CVC Growth Partners L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. M5R75Y101	Schedule 13G	Page 8 of 15

1	Names of Reporting Person Appsource Holdings Jersey Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person CO

CUSIP No. M5R75Y101	Schedule 13G	Page 9 of 15

1	Names of Reporting Person App Holdings S.à r.l.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO

CUSIP No. M5R75Y101	Schedule 13G	Page 10 of 15

1	Names of Reporting Person App Investments S.à r.l.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO

CUSIP No. M5R75Y101	Schedule 13G	Page 11 of 15

ITEM 1.	(a) Name of Issuer:

ironSource Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

121 Menachem Begin Street

Tel Aviv 6701203, Israel

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

1.	CVC Capital Partners VII Limited;

2.	CVC Capital Partners VII Associates L.P.;

3.	CVC Capital Partners Investment Europe VII L.P.;

4.	CVC Capital Partners VII (A), L.P. (together with CVC Capital Partners VII Associates L.P. and CVC Capital Partners Investment Europe VII L.P., “CVC Fund VII”);

5.	CVC Growth Partners GP Limited;

6.	CVC Growth Partners Associates L.P.

7.	CVC Growth Partners L.P. (together with CVC Growth Partners Associates L.P., “CVC Growth Fund I”);

8.	Appsource Holdings Jersey Limited;

9.	App Holdings S.à r.l.; and

10.	App Investments S.à r.l. (“App Investments”).

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons under 1 through 8 is 27 Esplanade, St. Helier, JE1 1SG, Jersey.

The principal business address of the Reporting Persons under 9 and 10 is 20 avenue Monterey, Luxembourg, L-2163.

(c)	Citizenship of each Reporting Person is:

The Reporting Persons under 1 through 8 are organized under the laws of Jersey and the Reporting Persons under 9 and 10 are organized under the laws of Luxembourg.

CUSIP No. M5R75Y101	Schedule 13G	Page 12 of 15

(d)	Title of Class of Securities:

Class A ordinary shares, no par value (“Class A Ordinary Shares”)

(e)	CUSIP Number:

M5R75Y101

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of November 7, 2022, the Reporting Persons do not own any Class A Ordinary Shares.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. M5R75Y101	Schedule 13G	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2022

CVC Capital Partners VII Limited

By:	/s/ Carl Hansen
Name: Carl Hansen
Title: Director

CVC Capital Partners VII Associates L.P.
By: CVC Capital Partners VII Limited, its general partner

By:	/s/ Carl Hansen
Name: Carl Hansen
Title: Director

CVC Capital Partners Investment Europe VII L.P.
By: CVC Capital Partners VII Limited, its general partner

By:	/s/ Carl Hansen
Name: Carl Hansen
Title: Director

CVC Capital Partners VII (A), L.P.
By: CVC Capital Partners VII Limited, its general partner

By:	/s/ Carl Hansen
Name: Carl Hansen
Title: Director

CVC Growth Partners GP Limited

By:	/s/ Carl Hansen
Name: Carl Hansen
Title: Director

CUSIP No. M5R75Y101	Schedule 13G	Page 14 of 15

CVC Growth Partners Associates L.P.
By: CVC Growth Partners GP Limited, its general partner

By:	/s/ Carl Hansen
Name: Carl Hansen
Title: Director

CVC Growth Partners L.P.
By: CVC Growth Partners GP Limited, its general partner

By:	/s/ Carl Hansen
Name: Carl Hansen
Title: Director

Appsource Holdings Jersey Limited

By:	/s/ Robert Boylan
Name: Robert Boylan
Title: Director

App Holdings S.à r.l.

By:	/s/ Caroline Goergen
Name: Caroline Goergen
Title: Director

By:	/s/ Carmen André
Name: Carmen André
Title: Director

App Investments S.à r.l

By:	/s/ Caroline Goergen
Name: Caroline Goergen
Title: Director

By:	/s/ Carmen André
Name: Carmen André
Title: Director

CUSIP No. M5R75Y101	Schedule 13G	Page 15 of 15

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).